Exhibit 18

February 25, 2026

Members of the Audit Committee
Bank of America Corporation
101 North Tryon Street
Charlotte, North Carolina 28202

Dear Members of the Audit Committee:

We are providing this letter to you for inclusion as an exhibit to Bank of America Corporation’s (the “Corporation”) Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 25, 2026. Note 1 to the consolidated financial statements describes a change in accounting principle for affordable housing and eligible wind renewable energy investments from the equity method of accounting to the proportional amortization method. It should be understood that the preferability of one acceptable method of accounting over another for affordable housing and eligible wind renewable energy investments has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Corporation’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,